Exhibit 99.1

NewsRelease

TransCanada Seeks Approval to Proceed with
North Montney Mainline Project

 CALGARY, Alberta - March 20, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it has filed a variance application with the National Energy Board to proceed with construction of the North Montney Mainline (NMML) Project in northeast British Columbia (B.C.). TransCanada has previously been granted the required primary federal and provincial approvals to construct NMML, subject to conditions that included the requirement for a positive final investment decision on the proposed Pacific Northwest LNG (PNW) Project.

The requested variance would allow TransCanada to move forward with construction of the majority of the NMML Project, at an estimated capital cost of approximately $1.4 billion, prior to a final investment decision on the PNW LNG project. In support of the variance for the NMML Project, TransCanada has secured new 20-year commercial contracts with 11 shippers for approximately 1.5 Bcf/d of firm service.

“This project adds significant pipeline capacity that connects new gas supplies from the prolific Montney basin to the NGTL System and will provide access to markets across North America,” said Karl Johannson, TransCanada’s executive vice president and president, natural gas pipelines.

“This investment further affirms our commitment to build key natural gas infrastructure in B.C. and ensures that the NGTL System can continue to efficiently and competitively meet the transportation needs of our customers,” added Johannson. “The North Montney Mainline Project will provide new jobs and economic benefits for governments and communities, while supporting further upstream resource investment in B.C.”

Subject to regulatory approvals, TransCanada plans to begin construction in the first half of 2018, with facilities being phased into service over a two-year period, beginning in April 2019.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements

Exhibit 99.1

reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 16, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard / Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522